November 10, 2010

RE:	PAR Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 001-09720

Dear Mr. Morgan Youngwood:

We are in receipt of your comment letter dated October 28, 2010 and we would like to advise you that we will respond by November 24, 2010.  The additional time needed is for our legal counsel to complete their review process of our response.

Sincerely,

Ronald J. Casciano
/s/Ronald J. Casciano
Vice President, Chief Financial Officer,
Treasurer and Chief Accounting Officer